UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: November 12, 2009

EXHIBIT INDEX

Exhibit No.          Description

99.1                      Press release dated November 12, 2009, entitled “No Injuries No Oil Spills as Strong Wind Hit ‘Haiyangshiyou 113’”

Exhibit 99.1

CNOOC LIMITED

For Immediate Release

No Injuries No Oil Spills as Strong Wind Hit “Haiyangshiyou 113”

(Hong Kong, Nov 12th 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the Floating, Production, Storage and Offloading (FPSO) vessel “Haiyangshiyou 113” shifted from its moorings by strong winds in the Bohai Bay area, has been safely secured. There were no injuries or oil spills.

Operations at the BZ25-1/BZ25-1South oilfields were shut-in on November 10 as a safety precaution during the strong winds, and recovery activities are now being remobilized.

BZ25-1/BZ25-1South oilfield is a joint project developed with Chevron. CNOOC Ltd. holds 83.8% of interest and acts as the Operator. Before this incident, the production capacity of BZ25-1/BZ25-1South oilfield was approximately 27,000 barrels per day.

The Company maintains appropriate insurance coverage of the operations related to the oilfield.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com